UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
FCCC, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

30246C104
(CUSIP Number)

Frederick L. Farrar, President Chafre LLC, 11911 N 133rd Way, Scottsdale, AZ 85259 317-860-8213
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30246C104

1	NAME OF REPORTING PERSON Chafre, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1 – Security and Issuer

(a) This statement on Schedule 13D relates to the common stock of FCCC, Inc., a Connecticut corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 7700 Irvine Centre Dr, Suite 800, Irvine CA.

Item 2 - Identity and Background

The reporting person filing this Statement is Chafre, LLC, an Indiana limited liability company, whose principal business address is 11911 N 133rd Way, Scottsdale, AZ 85259.

During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

Not applicable.

Item 4 - Purpose of Transaction

On April 26, 2021, pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated April 26, 2021, by and among Huijun He and American Public Investment Co. (collectively, the “Buyers”), and Frederick L. Farrar, Chafre, LLC, Frederick J Merritt, LFM Investments, Inc. and Daniel R. Loftus (collectively the “Sellers”) pursuant to which the Buyers acquired 1,900,000 shares of the Company’s common stock from the Sellers.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person no longer beneficially own any securities of the Issuer;

(b) As of the date hereof, the Reporting Person no longer beneficially own any securities of the Issuer.;

(c) The transactions by the Reporting Person in the securities of the Issuer during the past sixty days are set forth in Item 4 of this Amendment No. 1 and Exhibit A are hereby incorporated by reference.

(d) Not applicable.

(e) The Reporting Person ceased to be a beneficial owner of more than five percent of the common stock of the Issuer following the closing of the Stock Purchase Agreement on April 26, 2021. Following the closing of the Stock Purchase Agreement, the Reporting Persons no longer beneficially own any securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
A

Stock Purchase Agreement, dated April 26, 2021, by and among Huijun He and American Public Investment Co., and Frederick L. Farrar, Chafre, LLC, Frederick J Merritt, LFM Investments, Inc. and Daniel R. Loftus

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The filer must sign the filing and certify that the information is true, complete and correct. If the filer is an entity, the filing must be signed by an authorized officer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2021
Date

/s/ Frederick L. Farrar
Frederick L. Farrar, President

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)

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EXHIBIT A

STOCK PURCHASE AGREEMENT

by and among

HUIJUN HE,

AMERICAN PUBLIC INVESTMENT CO.,

and

THE HOLDERS OF SECURITIES OF FCCC, INC.

LISTED ON ANNEX I HERETO

April 26, 2021

STOCK PURCHASE AGREEMENT

 THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of April 26, 2021, by and among Huijun He, an individual resident of the State of California (“HJH”) and American Public Investment Co., a California corporation (“APIC”, together with HJH, the “Buyers”), and each of the holders of outstanding shares of capital stock of the Company listed on Annex I hereto (the “Sellers”). The Buyers and the Sellers are each a “Party” and referred to collectively herein as the “Parties.”

WHEREAS, the Sellers own an aggregate of 1,900,000 issued and outstanding shares of common stock, no par value, of FCCC, Inc., a Connecticut corporation (the “Company”), (such common stock being referred to herein as the “Company Common Stock”), constituting approximately 54.90% of the issued and outstanding Company Common Stock; and

WHEREAS, the Buyers desire to purchase from the Sellers, and the Sellers desire to sell to the Buyers, at the Closing (as defined below), an aggregate of 1,900,000 shares of Company Common Stock (collectively, the “Shares”) for an aggregate purchase price of $437,000, or $0.23 per share, constituting all of the issued and outstanding shares of Company Common Stock owned by the Sellers, all upon the terms and subject to the conditions set forth in this Agreement (the “Transaction”).

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties hereto, intending legally to be bound, agree as follows:

ARTICLE I.
PURCHASE AND SALE OF SHARES; CLOSING

1.1. Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, each of the Sellers shall sell, transfer and deliver to the Buyers, free and clear of all liens and encumbrances, such number of Shares to such Buyer as set forth on Annex I hereto, and the Buyers shall purchase from each of such Sellers, such number of Shares held by such Sellers set forth opposite their names on Annex I hereto.

1.2. Purchase Price. The aggregate consideration for the purchase and sale of the Shares at Closing will be equal to $437,000, or $0.23 per share (the “Purchase Price”), payable by Buyers by wire transfers in immediately available funds, to accounts designated by Sellers in writing.

1.3. The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Lewis Brisbois Bisgaard & Smith, LLP in Sacramento, California, on the date hereof (the “Closing Date”). As used in this Agreement, the term “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the State of California are required or authorized by applicable Law to close.

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1.4. Closing Deliveries and Payments.

 (a) Upon the terms and subject to the conditions set forth in this Agreement, the Sellers shall deliver or cause to be delivered at the Closing to Buyers with respect to all Shares to be purchased by Buyers and sold by such Seller hereunder (i) irrevocable instructions to Computershare (the “Transfer Agent”) necessary to effect the transactions contemplated by this Agreement, (ii) one or more share certificates representing all such Seller’s Shares and stock power duly executed by Seller with medallion signature guarantee, and (iii) a letter of resignation of Frederick L. Farrar (“Farrar”) from the Company’s Board of Directors effective as of the eleventh day following the mailing by the Company of Schedule 14F (collectively, the “Seller Deliverables”).

 (b) Upon the terms and subject to the conditions set forth in this Agreement, the Buyers shall deliver, or cause to be delivered at the Closing, to each Seller an aggregate amount in cash equal to the portion of the Purchase Price set forth opposite the name of such Seller on Annex I hereto.

1.5. Expenses. All costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing has occurred. If the Closing does not occur on the date hereof, then the Company will be entitled to apply the expense deposit provided by the Sellers against the Company’s expenses.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF THE BUYERS

Each Buyer, severally, and not jointly, represents and warrants to the Sellers, solely as to such Buyer, that the statements contained in this ARTICLE II are true and correct.

2.1. Buyer.

(a) HJH is an individual resident of the State of California.

(b) APIC is an entity duly organized, validly existing and in good standing under the Laws of California and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

2.2. Authorization of Transaction. Such Buyer has all requisite power and authority to execute and deliver this Agreement and to perform his or its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Buyer and constitutes a valid and binding obligation of such Buyers, enforceable against such Buyer in accordance with its terms, except as such enforceability may be limited under applicable bankruptcy, insolvency and similar laws, rules or regulations affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

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2.3. Investment Purpose.

(a) Such Buyer is an accredited investor within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of the Buyer’s purchase of Shares as contemplated by this Agreement.

(b) Such Buyer is acquiring the Shares solely for his or its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof or any other security related thereto within the meaning of the Securities Act. Such Buyer acknowledges that the offer and sale of the Shares has not been registered under the Securities Act or any state securities laws, and that the Shares may not be pledged, transferred, sold, offered for sale, hypothecated or otherwise disposed of except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

2.4. Non-contravention. Neither the execution and delivery by such Buyer of this Agreement nor the consummation by such Buyer of the transactions contemplated hereby will (a) require on the part of the Buyers any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a “Governmental Entity”), (b) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which such Buyer is a party or by which such Buyer is bound or to which any of such Buyer’s assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not reasonably be expected to have a Buyer Material Adverse Effect and would not reasonably be expected to adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not reasonably be expected to have a Buyer Material Adverse Effect and would not reasonably be expected to adversely affect the consummation of the transactions contemplated hereby, (d) result in the imposition of any Security Interest (as defined below) upon any assets of such Buyer or (e) violate any federal, state, local, municipal, foreign, international, multinational, Governmental Entity or other constitution, law, statute, ordinance, principle of common law, rule, regulation, code, governmental determination, order, writ, injunction, decree, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S., including tax and U.S. antitrust laws (collectively, “Laws”) applicable to the Buyer, or any of his properties or assets. For purposes of this Agreement: “Security Interest” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business (as defined below) of the person or entity and not material to the person or entity; “Ordinary Course of Business” means the ordinary course of the entity’s business, consistent with past custom and practice (including with respect to frequency and amount); and “Buyer Material Adverse Effect” means a material adverse effect on the assets, business, condition (financial or otherwise), or results of operations of such Buyer.

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2.5. Litigation. As of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator (a “Legal Proceeding”) which is pending or, to such Buyer’s knowledge, threatened against such Buyer.

2.6. Brokers’ Fees. Such Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, severally, and not jointly, represents and warrants to the Buyers, solely as to such Seller, that the statements contained in this Article IV are true and correct.

3.1. Organization and Authority of Sellers.

 (a) If the Seller is an individual, such Seller is an individual resident of the state set forth in Annex I.

(b) If the Seller is an entity, such Seller is an entity validly existing and in good standing under the Laws (as defined below) of the jurisdiction of its formation set forth in Annex I and has all requisite power and authority to own, lease and operate its properties and to carry on its business, if any, as now being conducted.

3.2. Organization, Authority and Qualification of the Company. The Company is a corporation validly existing and in good standing under the Laws of the state of Connecticut and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. The Company is not required to be qualified to conduct business or to be in good standing under the laws of another jurisdiction. To such Seller’s knowledge, the Company is not in default under or in violation of any provision of its articles of incorporation, as amended to date, or its bylaws, as amended to date.

3.3. Capitalization.

(a) The authorized capital stock of the Company consists of 22,000,000 shares of Company Common Stock, no par value, of which 3,461,022 shares are issued and outstanding. All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable.

(b) Except for the convertible debt disclosed in the SEC Filings (defined below), there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating such Seller or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer (including without limitation agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any of the shares of Common Stock.

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3.4. No Company Subsidiaries. The Company does not own, or have any interest in, any shares or have an ownership interest in any other entity.

3.5. Authorization of Transaction. Such Seller has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Seller and constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited under applicable bankruptcy, insolvency and similar laws, rules or regulations affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

3.6. Non-contravention. Neither the execution and delivery by such Seller of this Agreement nor the consummation by such Seller of the transactions contemplated hereby will (a) require on the part of such Seller any permit, authorization, consent or approval of, any Governmental Entity, (b) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which such Seller is a party or by which such Seller is bound or to which any of his assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not reasonably be expected to have a Seller Material Adverse Effect and would not reasonably be expected to adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not reasonably be expected to have a Seller Material Adverse Effect and would not reasonably be expected to adversely affect the consummation of the transactions contemplated hereby, (d) result in the imposition of any Security Interest (as defined elsewhere herein) upon the Shares or (e) violate any Laws applicable to such Seller. For the purpose of this Agreement, “Seller Material Adverse Effect” means, with respect to any Seller, a material adverse effect on the assets, business, condition (financial or otherwise), or results of operations of such Seller.

3.7. Company SEC Reports.

(a) The Company has filed all forms, reports and documents required to be filed with the SEC pursuant to the applicable requirements of Sections 13(a), 14(a), 14(c) and 15(d) of the Exchange Act since July 11, 2014 and up to, but not including the time of the Closing (all such required filings, the “SEC Filings”). As of their respective dates, the SEC Filings (i) were prepared in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder applicable to such SEC Filing, and (ii) did not at the time they were filed (or if amended or superseded by a subsequent filing, then on the date of such subsequent filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(b) Each of the financial statements (including, in each case, any related notes thereto) contained in the SEC Filings, as of their respective dates, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the financial position of the Company at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount.

3.8. No Undisclosed Company Liabilities. Except as reflected in the latest dated unaudited balance sheet included in the SEC Filings, the Company has no liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) except liabilities that have arisen after the December 31, 2020 in the ordinary course of business, none of which is a material uninsured liability for breach of contract, breach of warranty, tort, infringement, claim or lawsuit.

3.9. Absence of Certain Events. Absence of Certain Changes. Since the date of the balance sheet contained in the most recent SEC Filings , (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a material adverse effect on the assets or financial condition of the Company and (b) the Company has not taken any of the following actions:

(a) issued or sold, or redeemed or repurchased, any stock or other securities of the Company or any warrants, options or other rights to acquire any such stock or other securities, or amended any of the terms of (including without limitation the vesting of) any such convertible securities or options or warrants;

(b) split, combined or reclassified any shares of its capital stock; declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c) created, incurred or assumed any indebtedness for borrowed money except in the Ordinary Course of Business or in connection with the transactions contemplated by this Agreement; assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or made any loans, advances or capital contributions to, or investments in, any other person or entity;

(d) entered into, adopted or amended any employment or severance agreement or arrangement or increased in any manner the compensation or fringe benefits of, or materially modified the employment terms of, its directors, officers or employees, generally or individually, or paid any bonus or other benefit to its directors, officers or employees;

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 (e) acquired, sold, leased, licensed or disposed of any assets or property (including without limitation any shares or other equity interests in or securities of any corporation, partnership, association or other business organization or division thereof), other than purchases and sales of assets in the Ordinary Course of Business;

(f) mortgaged or pledged any of its property or assets, or subject any such property or assets to any Security Interest;

(g) discharged or satisfied any Security Interest or paid any obligation or liability other than in the Ordinary Course of Business, except as otherwise contemplated by this Agreement;

(h) amended its charter, by-laws or other organizational documents;

(i) changed in any material respect its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;

(j) entered into, amended, terminated, taken or omitted to take any action that would constitute a violation of or default under, or waive any rights under, any material contract or agreement;

(k) instituted or settled any Legal Proceeding; or

(l) agreed in writing or otherwise to take any of the foregoing actions.

3.10. Company Employee Matters. The Company has no employees. The Company has no “employee-benefit plans” within the meaning of ERISA Section 3(3), and has no bonus, stock-option, stock-purchase, stock-appreciation right, incentive, deferred-compensation, supplemental-retirement, severance, or fringe-benefit plans, programs, policies or arrangements. No current director, officer, employee or independent contractor of the Company will become entitled to retirement, severance, unemployment compensation or similar benefits or to enhanced or accelerated benefits (including any acceleration of vesting or lapsing of restrictions with respect to equity-based awards and increases in the amount of compensation or benefits due to any such person) under any contract, commitment or arrangement as a result of consummation of the transactions contemplated by this Agreement.

3.11. Company Litigation. As of the date of this Agreement, there is no Legal Proceeding which is pending or, to such Seller’s knowledge, threatened against the Company or such Seller which (a) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or (b) is reasonably expected to adversely affect the Company.

3.12. Company Real Property. The Company does not own any real property. The Company does not lease or sublease any real property.

3.13. Interested Party Transactions. Except as disclosed in the SEC Filings, such Seller does not have, and has not since July 11, 2014, either directly or indirectly, (a) an interest in any person that (i) furnishes or sells services or products that are furnished or sold or are proposed to be furnished or sold by the Company or (ii) purchases from or sells or furnishes to the Company any goods or services, or (b) a beneficial interest in any contract or agreement to which the Company is a party or by which such Seller may be bound or affected. The Company has not extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company.

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3.14. Ownership.

(a) Seller acquired the Shares owned beneficially and of record thereby from the Company in private transactions not involving a public offering and, on the dates of such acquisitions, such Seller paid the full purchase price therefor. The Shares are “restricted securities” as defined in Rule 144(a) under the Securities Act.

(b) Such Seller is the record and beneficial owner of the outstanding Shares set forth opposite such Seller’s name on Annex I hereto, free and clear of all liens and encumbrances. Except pursuant to this Agreement, there is no contractual obligation pursuant to which such Seller has, directly or indirectly, granted any option, warrant or other right to any person to acquire any of the Shares. Such Seller is not a party to, and is not subject to, any shareholders agreement, voting agreement, voting trust, proxy or other contractual obligation relating to the transfer of voting of such equity interests.

(c) When delivered by Seller against payment therefor in accordance with the terms of this Agreement, the Shares delivered thereby will be duly and validly issued and fully paid and nonassessable, and will be sold free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest of any kind. No approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale or transfer of the Shares, except as may be required under the Securities Act, the rules and regulations promulgated thereunder or under state or other securities or blue sky laws.

3.15. Taxes. The Company has and at the Closing shall have no liability of any nature, accrued or contingent, including, without limitation, liabilities for federal, state, local, or foreign taxes and penalties, interest, and additions to tax (“Taxes”). Without limiting the generality of the foregoing, the amounts set up as provisions for Taxes, if any, in the most recent SEC Filings are sufficient for all accrued and unpaid Taxes of the Company, whether or not due and payable and whether or not disputed, under tax laws, as in effect on December 31, 2020 or now in effect, for the period ended on such date and for all fiscal periods prior thereto. The execution, delivery, and performance of this Agreement by Seller will not cause any Taxes to be payable (other than those that may possibly be payable by Seller as a result of the sale of the Shares owned beneficially and/or of record by the Seller) or cause any lien, charge, or encumbrance to secure any Taxes to be created either immediately or upon the nonpayment of any Taxes other than on the properties or assets of the Seller. The Company has filed all federal, state, local, and foreign tax returns required to be filed by it; has made provided to the Buyers a true and correct copy of each such return which was filed in the past six years; has paid (or has established on the last balance sheet included in the most recent SEC Filings a reserve for) all Taxes, assessments, and other governmental charges payable or remittable by it or levied upon it or its properties, assets, income, or franchises which are due and payable; and has delivered to the Buyers a true and correct copy of any report as to adjustments received by it from any taxing authority during the past six years and a statement as to any litigation, governmental or other proceeding (formal or informal), or investigation pending, threatened, or in prospect with respect to any such report or the subject matter of such report. The Company has paid all taxes payable thereby due on or prior to the date hereof.

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3.16. Accountants. Somerset CPA (the “Company Auditor”) is and has been throughout the periods covered by the financial statements of the Company for the most recently completed fiscal year and through the date hereof (a) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (b) “independent” with respect to the Company within the meaning of Regulation S-X and (c) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. The report of the Company Auditor on the financial statements of the Company for the past fiscal year did not contain an adverse opinion or a disclaimer of opinion, or was qualified as to uncertainty, audit scope, or accounting principles, although it did express uncertainty as to the Company’s ability to continue as a going concern. During the Company’s most recent fiscal year and the subsequent interim periods, there were no disagreements with the Company Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. None of the reportable events listed in Item 304(a)(1)(iv) or (v) of Regulation S-K occurred with respect to the Company Auditor.

3.17. OTCQB. The Company’s Common Stock meets the eligibility requirement of the OTCQB, is eligible to trade and be quoted on, and is quoted on, the OTCQB and has received no notice or other communication indicating that such eligibility is subject to challenge or review by any applicable regulatory agency, electronic market administrator, or exchange. The Company has not, and shall not have taken any action that would preclude, or otherwise jeopardize, the inclusion of the Company Common Stock for quotation on the OTCQB and the Company’s Common Stock is eligible for participation in The Depository Trust Company (“DTC”) book entry system and has shares of its common stock on deposit at DTC.

3.18. Minute Books. The minute books and other similar records of the Company contain, in all material respects, complete and accurate records of all actions taken at any meetings of directors (or committees thereof) and stockholders or actions by written consent in lieu of the holding of any such meetings since the time of organization of the Company through the date of this Agreement. The Buyers has been provided true and complete copies of all such minute books and other similar records of the Company.

3.19. Website. The Company does not own or operate a Company website.

3.20. Brokers’ Fees. Such Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE IV.
COVENANTS

4.1. Form 8-K. Promptly after the execution of this Agreement, the Buyers shall prepare a Current Report on Form 8-K relating to this Agreement and the transactions contemplated hereby (the “Form 8-K”). The Buyers shall use their Reasonable Best Efforts to cause the Form 8-K to be filed with the Securities and Exchange Commission (“SEC”) within four Business Days of the execution and delivery of this Agreement and to otherwise comply with all requirements of applicable federal and state securities laws.

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4.2. Promissory Note. Frederick L. Farrar (“Farrar”) and HJH shall enter into an Note Purchase Option Agreement in substantially the form attached hereto as Exhibit C (“Option Agreement”) granting HJH a three (3) month option from the Closing to acquire the $65,000 convertible note, dated September 21, 2020, from Farrar to the Company (the “Farrar Note”) for a purchase price equal to the then outstanding principal and accrued and unpaid interest on the Farrar Note.

4.3. Form 10-K. Mr. Frederick L. Farrar hereby agrees that he will use his Reasonable Best Efforts (not to exceed 12 hours) to assist the Company in the preparation of the audit for the Form 10-K for the fiscal year ended March 31, 2021 (the “Form 10-K”) and provide all information to the Company’s auditors and counsel to prepare and file the Form 10-K with the SEC in a timely fashion and to assist the Company otherwise comply with all requirements of applicable federal and state securities laws for the fiscal year ended March 31, 2021.

ARTICLE V.
INDEMNIFICATION

5.1. Survival. All representations and warranties made in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date; provided, however, that the representations and warranties contained in Sections 2.1, 2.2, 2.3, 2.6., 3.1, 3.2, 3.3, 3.14, 3.15, and 3.20 shall survive for a period of twenty-four (24) months (such representations and warranties shall collectively be referred to as the “Special Representations”). All covenants, obligations and agreements of the Parties, including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity is sought under this Agreement shall survive the time at which it would terminate pursuant to the preceding sentences until the final resolution of such claim, if a Claim Notice (as defined below) with respect to such inaccuracy or breach shall have been given prior to the time it would otherwise terminate pursuant to the preceding sentences to the Party from whom such indemnity is sought and such claim is pursued hereunder with reasonable diligence.

5.2. Indemnification by the Sellers. From and after the closing, the Sellers shall, severally and not jointly, pro rata in such proportion as the number of Shares sold by each Seller pursuant to Section 1.1 bears to the total number of Shares sold pursuant to this Agreement, indemnify and hold harmless the Buyers from and against all debts, obligations losses, liabilities, deficiencies, damages, fines, fees, penalties, interest obligations, expenses or costs (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise) (including without limitation amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation) (collectively, “Losses”) incurred or suffered by the Buyers resulting from any inaccuracy in or breach of any representation, warranty, covenant, or agreement of Sellers contained in this Agreement. Notwithstanding anything to the contrary contained in this Section 5.2, the Buyers shall not be entitled to indemnification, or to make a claim for indemnity under this Section 5.2 other than with respect to breaches of any Special Representations or any fraud or willful misconduct by the Sellers in connection with this Agreement (“Fraud Claims”) (i) unless and until the aggregate amount of Losses that would otherwise be payable hereunder, exceeds, on a cumulative basis, an amount equal to $10,000 (the “Deductible”), in which case Sellers, on a pro rata basis in such proportion as the number of Shares sold by each Seller pursuant to Section 1.1 bears to the total number of Shares sold pursuant to this Agreement, shall provide indemnification for the amount of such Losses in excess of the Deductible, subject to the Cap (as defined below) on a pro rata basis in such proportion as the number of Shares sold by each Seller pursuant to Section 1.1 bears to the total number of Shares sold pursuant to this Agreement; or (ii) for aggregate Losses for which the Sellers would otherwise be liable in excess of $100,000 (the “Cap”); provided, however, that none of the Deductible nor the Cap shall apply with respect to any claim by Buyers for indemnification for Fraud Claims or for any inaccuracy in or breach of any Special Representations of the Sellers, but shall be applied on a pro rata basis in such proportion as the number of Shares sold by each Seller pursuant to Section 1.1 bears to the total number of Shares sold pursuant to this Agreement.

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5.3. Indemnification by the Buyers. From and after the closing, the Buyers shall, severally and not jointly, indemnify and hold harmless the Sellers from and against all Losses incurred or suffered by the Sellers resulting from any inaccuracy in or breach of any representation, warranty, covenant, or agreement of Buyers contained in this Agreement, made by such Buyer). Notwithstanding anything to the contrary contained in this Section 5.3, the Sellers shall not be entitled to indemnification, or to make a claim for indemnity under this Section 5.3 other than with respect to breaches of any Special Representations or Fraud Claims (i) unless and until the aggregate amount of Losses that would otherwise be payable hereunder, exceeds, on a cumulative basis the Deductible, in which case Buyers shall provide indemnification for the amount of such Losses in excess of the Deductible, subject to the Cap; or (ii) for aggregate Losses for which the Buyers would otherwise be liable in excess of the Cap; provided, however, that none of the Deductible nor the Cap shall apply with respect to any claim by Sellers for indemnification for Fraud Claims or for any inaccuracy in or breach of any Special Representations of the Buyers.

5.4. Certain Limitations. Notwithstanding anything in this Agreement to the contrary, except with respect to breaches of any Special Representations or any Fraud Claims, the Indemnitee’s (as defined below) sole and exclusive right to collect any Losses with respect to claims resulting from or relating to any misrepresentation or breach of warranty of or failure to perform any covenant or agreement by the Indemnitor (as defined below) contained in this Agreement shall be limited to the amount of Purchase Price (in the case of the Seller, the amount of the Purchase Price received by such Seller).

5.5. Indemnification Procedure. In order to make a claim for indemnification hereunder, a Party seeking indemnification under this Article V (“Indemnitee”) must provide written notice (a “Claim Notice”) of such claim to the indemnifying Parties (“Indemnitor”), which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses in connection with the claim to the extent known or reasonably estimable.

5.6. Exclusive Remedies. The Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than for breaches of any breach of Special Representations or any Fraud Claims) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement will be pursuant to the indemnification provisions set forth in this Article V. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article V. Nothing in this Section 5.6 shall limit any Party’s right to seek and obtain any equitable relief to which such Party shall be entitled.

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ARTICLE VI.
MISCELLANEOUS

6.1. Press Releases and Announcements. No Party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable Law or stock market rule (in which case the disclosing Party shall use reasonable efforts to advise the other Parties and provide them with a copy of the proposed disclosure prior to making the disclosure).

6.2. No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

6.3. Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior or (other than as set forth in this Agreement and the agreements contemplated hereby) contemporaneous understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

6.4. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties; provided that the Buyers may assign their rights, interests and obligations hereunder to an entity wholly-owned by Buyers.

6.5. Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Facsimile signatures delivered by fax and/or e-mail/.pdf transmission shall be sufficient and binding as if they were originals and such delivery shall constitute valid delivery of this Agreement.

6.6. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

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6.7. Notices. All notices, consents, waivers, and other communications which are required or permitted under this Agreement shall be in writing will be deemed given to a party (a) on the date of delivery, if delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) the date of transmission if sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment if such notice or communication is delivered prior to 5:00 P.M., New York City time, on a Business Day, or the next Business Day after the date of transmission, if such notice or communication is delivered on a day that is not a trading day or later than 5:00 P.M., New York City time, on any Business Day; (c) the date received or rejected by the addressee, if sent by certified mail, return receipt requested; or (d) seven days after the placement of the notice into the mails (first class postage prepaid), to the party at the address, facsimile number, or e-mail address furnished by the such party,

(a) If to the Buyers:
Huijun He 7700 Irvine Centre Dr, Suite 800 Irvine, CA 92618

(b) If to the Sellers, to the address listed after such Seller’s name on Annex I or at such other address as such Purchaser shall have furnished to the Company.

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

6.8. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Indiana without giving effect to any choice or conflict of law provision or rule (whether of the State of Indiana or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Indiana.

6.9. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

6.10. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

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6.11. Submission to Jurisdiction. Each of the Parties (a) submits to the jurisdiction of any state or federal court sitting in the State of Indiana, in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 6.7. Nothing in this Section 6.11, however, shall affect the right of any Party to serve legal process in any other manner permitted by law.

6.12. Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

6.13. Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b) Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

[Rest of the page left blank; signature page follows]

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 IN WITNESS WHEREOF, the Parties have executed this Stock Purchase Agreement as of the date first above written.

The Buyers:

By:	/s/ Huijun He
Huijun He

American Public Investment Co.

By:	/s/ Huijun He
Name:	Huijun He
Title:	President

The Sellers:

By:	/s/ Frederick L. Farrar
Frederick L. Farrar

Chafre, LLC

By:	/s/ Frederick L. Farrar
Name:	Frederick L. Farrar
Title:	Managing Member

LFM Investments, Inc.

By:	/s/ Fred J. Merritt
Name:	Fred J. Merritt
Title:	President

By:	/s/ Kyle Lanham attorney-in-fact
Charles E. Lanham

By:	/s/ Daniel R. Loftus
Daniel R. Loftus

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